Reply to: Virgil Z. Hlus Direct Tel: 604.891.7707 Email: vzh@cwilson.com File No: 41927-0001

December 1, 2014
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
 USA
Attention:	Larry Spirgel, Assistant Director
Dear Sirs:
Re: bBooth, Inc. (the "Company") Current Report on Form 8-K Filed October 22, 2014 File No. 333-187782
We are counsel to the Company. We write in response to your letter of November 18, 2014 to Rory J. Cutaia, Chairman and Chief Executive Officer of the Company.  The Company's responses are numbered in a manner that corresponds with your comments.
Item 2.01 Completion of Acquisition or Disposition of Assets
Acquisition of bBooth, page 1
1.	We note the statement under "Distribution Methods" that you currently have placed only one booth in one shopping center. Please revise the description of your business throughout the filing to reflect this, and to avoid the suggestion that you have numerous active booths. As examples only, we note the following passages: "booths are being deployed in shopping malls"; "embraced by mall operators"; "expected to be a nationwide bBooth retail operation"; "bBooths are placed prominently in the common areas."
The Form 8-K has been amended throughout to clarify the suggestion that the Company has numerous active booths. (See pages 3, 4, 5, 8, 9)
bBooth Private Placement, page 2
2.	Please disclose the exemption from registration that you relied on in making this private placement and the facts that supported that exemption.
The Form 8-K has been amended to disclose the exemption from registration relied upon and the facts that supported the exemption. (See page 2)

Description of Business, page 3
3.	Please revise your Business description throughout to clarify your timing with respect to your business plan. Please distinguish between current and future activities. For example, you state that bBooth "is building bMobile," "is developing content in-house" and that "bRecords is bBooth's record label." If these and other such activities are only in the planning stages, avoid describing them in the present tense and disclose when you expect to begin operations in those parts of your business plans.
The Form 8-K has been amended to clarify the Company's timing with respect to its business plans. (See pages 4, 5, 6, 7)
4.	Please file the agreements with MTV and the Westfield Topanga Shopping Center as exhibits. Disclose all material aspects of those agreements. For example, is there a termination date for the deployment of the booth at the shopping center? We also note that the second risk factor on page 12 suggests that your production of "The Audition" may not be brought to air.
The Company does not have an agreement with MTV. It has an agreement with Legendary Pictures and Asylum Entertainment who had the right to sell the TV show to a network buyer and, in accordance with that right, sold the rights to the TV show to MTV.
The Company did not file either of the agreements with each of Legendary Entertainment and Westfield Topanga Shopping Center since such agreements have been made in the ordinary course of business (ie. the type of contract which ordinarily accompanies the kind of business conducted by the Company and its subsidiaries) and the Company's business is not substantially dependent on either of such agreements.
The Form 8-K has been amended to disclose the material terms of those agreements. (See pages 5, 9)
5.	Revise to clarify whether you have any agreements with shopping malls in the cities you mention under "Distribution Methods."
The Form 8-K has been amended to clarify that, as of October 22, 2014, the Company only has one agreement with Westfield Topanga Shopping Center in Los Angeles but intends on identifying and obtaining agreements for the placement of bBooths in the other identified cities. (See page 9)
Principal Products, page 7
6.	Please revise this section to explain more fully how you expect to generate revenue from each of these sources. In particular, in light of the risk factor on page 14 discussing the importance of advertising revenues, provide a full discussion of how you expect to obtain such revenue, from what types of advertising, and how such advertisements will be displayed.
The Form 8-K has been amended to explain more fully how the Company expects to generate revenues from each of its principal products. (See page 8)

Growth, page 19
7.	You state that management "expects that our company will undergo a long sustained growth trend" internationally, although you have only a single booth currently functioning. Please revise to provide a clearer basis for such expectations. We note in this regard your risk factors discussing (on page 7) how difficult it may be for you to "grow or maintain our revenues from operations" and how audition-related reality television programs have declined in popularity.
The Form 8-K has been amended to provide a basis for its expectation that the Company will undergo a long sustained growth trend. (See pages 20, 21)
Industry Trends, page 20
8.	Please provide a stronger basis for your claims, for example, that your company is "uniquely well-positioned" to take advantage of the popularity of social media, or that you will be able to position the company "at the forefront of the video and music streaming and sharing revolution."
The Form 8-K has been amended to provide a stronger basis for these claims. The basis for the claims is the new and proprietary music sharing and streaming technology included in the Company's bMobile app. (See page 21)
9.	Please provide a clear citation to any reports and industry analysis that you cite or upon which you rely, for example, statistics from Cisco and Nielsen SoundScan. Also, please furnish us supplementally with marked copies of any such materials. Mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.
The Form 8-K has been amended to include citations for each of the reports and industry analysis. Marked copies of the materials have been furnished supplementally. (See page 21)
Directors, Executive Officers and Control Persons, page 25
10.	Please revise the Business Experience section to clarify each person's experience for at least the last five years, including dates wherever possible. For example, there is no clear disclosure for Kim Watson's business activities during the past five years. Refer to Item 401(e) of Regulation S‑K.
The Form 8-K has been amended to clarify the business experience of each of Leigh Collier and Kim Watson, including their respective business activities for the past five years. (See pages 27, 28)
11.	For James Geiskopf, please disclose the experience and qualifications that led the company to conclude that he should serve on the board. Refer to Item 401(e)(1) of Regulation S-K.
The Form 8-K has been amended to disclose the experience and qualifications that led the Company to conclude that James Geiskopf should serve on the board. (See page 28)

The Company acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust you will find the foregoing to be in good order.  Please do not hesitate to contact the undersigned if you require any further information.
Yours truly,

CLARK WILSON LLP

Per:

/s/ Virgil Z. Hlus
Virgil Z. Hlus*
VZH/vzh
Encl.
* Admitted to practice in: British Columbia; California

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